[GRAPHIC OMITTED]  BANRO CORPORATION





                             ANNUAL INFORMATION FORM


                 For the financial year ended December 31, 2005




                              Dated March 30, 2006




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                                TABLE OF CONTENTS
                                                                            Page

PRELIMINARY INFORMATION......................................................1
     Date of Information.....................................................1
     Incorporation by Reference of Technical Reports.........................1
     Forward-Looking Statements..............................................1
     Cautionary Note to U.S. Investors.......................................2
     Currency................................................................2

ITEM 1:  CORPORATE STRUCTURE.................................................2
     1.1  Name and Incorporation.............................................2
     1.2  Intercorporate Relationships.......................................3

ITEM 2:  GENERAL DEVELOPMENT OF THE BUSINESS.................................3
     2.1  Background.........................................................3
     2.2  More Recent Events.................................................4

ITEM 3:  DESCRIPTION OF THE BUSINESS.........................................5
     3.1  General............................................................5
     3.2  Risk Factors.......................................................5
     3.3  Banro's Gold Properties............................................10
          3.3.1  Twangiza....................................................10
          3.3.2  Lugushwa....................................................13
          3.3.3  Namoya......................................................13
          3.3.4  Kamituga....................................................16

ITEM 4:  DIVIDENDS...........................................................17

ITEM 5:  DESCRIPTION OF CAPITAL STRUCTURE....................................17
     5.1  Authorized Share Capital...........................................17
     5.2  Shareholder Rights Plan............................................18

ITEM 6:  MARKET FOR SECURITIES...............................................19

ITEM 7:  ESCROWED SECURITIES.................................................19

ITEM 8:  DIRECTORS AND OFFICERS .............................................20
    8.1   Name, Occupation and Security Holding .............................20
    8.2   Corporate Cease Trade Orders or Bankruptcies.......................21
    8.3   Personal Bankruptcies..............................................22
    8.4   Penalties or Sanctions.............................................22
    8.5   Conflicts of Interest..............................................22

ITEM 9:  AUDIT COMMITTEE INFORMATION.........................................22

ITEM 10: PROMOTERS...........................................................24

ITEM 11: LEGAL PROCEEDINGS...................................................25

ITEM 12: INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS..........25

ITEM 13:  TRANSFER AGENT AND REGISTRAR ......................................25

ITEM 14:  MATERIAL CONTRACTS.................................................25

ITEM 15:  INTERESTS OF EXPERTS...............................................25
    15.1   Names of Experts..................................................25
    15.2   Interests of Experts..............................................26

ITEM 16:  ADDITIONAL INFORMATION.............................................26


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PRELIMINARY INFORMATION

Date of Information

All information in this annual information form ("AIF") is as at December 31, 2005, unless otherwise indicated.

Incorporation by Reference of Technical Reports

The following technical reports are incorporated by reference into, and form part of, this AIF. These documents have been filed on, and may be accessed using, the System for Electronic Document Analysis and Retrieval ("SEDAR") on the internet at www.sedar.com.

     1. The technical report dated March 30, 2006 and entitled "NI 43-101 Technical Report, Twangiza Project, South Kivu Province, Democratic Republic of the Congo" (the "2006 Twangiza Technical Report"). The 2006 Twangiza Technical Report was prepared under the supervision of Michael B. Skead ("Skead"), who is Vice President, Exploration of Banro Corporation ("Banro" or the "Company") and a "qualified person" as such term is defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") of the Canadian Securities Administrators;

     2. The technical report of CME Consulting Ltd. dated April 30, 2003 and entitled "Review and Mineral Resource Update of the Twangiza Property, Kivu Province, Democratic Republic of the Congo" (the "CME Technical Report"). The CME Technical Report was prepared under the supervision of Christopher O. Naas, who is a "qualified person" as such term is defined in NI 43-101;

     3. The technical report dated March 30, 2006 and entitled "NI 43-101 Technical Report, Lugushwa Project, South Kivu Province, Democratic Republic of the Congo" (the "2006 Lugushwa Technical Report"). The 2006 Lugushwa Technical Report was prepared under the supervision of Skead;

     4. The technical report dated March 30, 2006 and entitled "NI 43-101 Technical Report, Namoya Project, Maniema Province, Democratic Republic of the Congo" (the "2006 Namoya Technical Report"). The 2006 Namoya Technical Report was prepared under the supervision of Skead; and

     5. The technical report of Steffen, Robertson and Kirsten (UK) Ltd. ("SRK") dated February 2005 and entitled "NI 43-101 Technical Report Resource Estimation and Exploration Potential at the Kamituga, Lugushwa and Namoya Concessions, Democratic Republic of Congo" (the "SRK Technical Report"). The "qualified persons" (as such term is defined in NI 43-101) for the purposes of the SRK Technical Report were Martin F. Pittuck and A. Gareth O'Donovan.

Forward-Looking Statements

Certain statements contained in this AIF and the documents incorporated by reference herein that are not historical facts constitute "forward-looking statements", including but not limited to those statements with respect to the estimation of mineral resources and the Company's plans and objectives. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes", or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or


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be  achieved.   Forward-looking  statements  involve  known  or  unknown  risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from those projected by such forward-looking statements. Such factors include, among others, the actual results of current exploration activities, access to capital and future prices of gold and those factors discussed in item 3.2 ("Risk Factors") of this AIF.

Although Banro has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made as of the date of this AIF based on the opinions and estimates of management, and, except as may be required by applicable securities laws, Banro disclaims any obligation to update any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results or otherwise. There can be no assurance that the forward-looking statements contained in this AIF and the documents incorporated by reference herein will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used in this AIF, such as "measured", "indicated", and "inferred" "resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company's Form 40-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Currency

All dollar amounts in this AIF are expressed in United States dollars, except as otherwise indicated. References to "$" or "US$" are to United States dollars and references to "Cdn$" are to Canadian dollars. For United States dollars to Canadian dollars, based on the Bank of Canada noon rate, the average exchange rate for 2005 and the exchange rate at December 30, 2005 (December 31, 2005 was a Saturday) were one United States dollar per $1.2116 and $1.1659 Canadian dollars, respectively. For reporting purposes, the Company prepares its financial statements in United States dollars and in conformity with accounting principles generally accepted in Canada.

ITEM 1:  CORPORATE STRUCTURE

1.1  Name and Incorporation

The head office and registered office of Banro is located at 1 First Canadian Place, Suite 7070, 100 King Street West, Toronto, Ontario, M5X 1E3.

The Company was incorporated under the Canada Business Corporations Act (the "CBCA") on May 3, 1994 by articles of incorporation. Pursuant to articles of amendment effective May 7, 1996, the name of the Company was changed from Banro International Capital Inc. to Banro Resource Corporation and the authorized share capital of the Company was increased by creating an unlimited number of a new class of shares designated as preference shares, issuable in series. The Company was continued under the Ontario Business Corporations Act by articles of continuance effective on October 24, 1996. By articles of amendment effective on January 16, 2001, the name of the Company was changed to Banro Corporation and


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the Company's outstanding common shares were consolidated on a three old for one new basis. The Company was continued under the CBCA by articles of continuance dated April 2, 2004. By articles of amendment dated December 17, 2004, the Company's outstanding common shares were subdivided by changing each one of such shares into two common shares.

1.2  Intercorporate Relationships

The following chart illustrates the relationship between Banro and its material subsidiaries, together with the jurisdiction of incorporation of each such subsidiary and the percentage of voting securities beneficially owned or over which control or direction is exercised by Banro.

                               Banro Corporation
                                     (CBCA)
                                        |
    --------------------------------------------------------------------------
        |              |               |              |                |
       100%           100%            100%           100%             100%
        |              |               |              |                |
    Banro Congo     Kamituga        Lugushwa        Namoya          Twangiza
    Mining SARL    Mining SARL     Mining SARL    Mining SARL      Mining SARL
       (DRC)          (DRC)           (DRC)          (DRC)            (DRC)


ITEM 2:  GENERAL DEVELOPMENT OF THE BUSINESS

The Company is a Canadian-based gold exploration company focused on the exploration and development of four major, 100% owned gold properties (the "Properties") located along the 210 kilometre-long Twangiza-Namoya gold belt in the South Kivu and Maniema Provinces of the eastern region of the Democratic Republic of the Congo (the "DRC"). These Properties are known as Twangiza, Lugushwa, Namoya and Kamituga.

2.1  Background

In 1996, the Company acquired, by way of several transactions, 72% of the outstanding shares of the DRC company, Societe Zairoise Miniere et Industrielle du Kivu S.A.R.L. ("SOMINKI"). The DRC government held the remaining 28% of SOMINKI's shares as a participating interest. SOMINKI, which held 100% of the Properties, was an operating, very well-established mining company in the DRC with a long production history. With the acquisition of control of SOMINKI, the Company also acquired SOMINKI's significant library of geological and exploration data that had accumulated since the early 1920s.

In early 1997, the DRC government ratified a new 30 year mining convention (the "Mining Convention") among itself, SOMINKI and the Company. The Mining Convention provided for the transfer of all of the mineral assets and real property of SOMINKI to a newly created DRC company, Societe Aurifere du Kivu et du Maniema S.A.R.L. ("SAKIMA"), and that 93% of SAKIMA's shares were to be held by the Company, with the remaining 7% to be owned by the DRC government as a non-dilutive interest. The Mining Convention also provided for, among other


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things,  confirmation of title in respect of all of the Properties for a 30 year period.

Commencing in August 1997 and ending in April 1998, the Company carried out a phase I exploration program on the Twangiza property which consisted of geological mapping, surveying, data verification, airborne geophysical surveying, diamond drilling and resource modeling.

In July 1998, the DRC government, without prior warning or consultation, issued Presidential decrees which effectively resulted in the expropriation of the Company's Properties.

In April 2002, the DRC government formally signed a settlement agreement (the "Settlement Agreement") with the Company. The agreement called for, among other things, the Company to hold a 100% interest in the Twangiza, Kamituga, Lugushwa and Namoya gold projects under a revived Mining Convention. In accordance with the Settlement Agreement, the Company reorganized its Properties by transferring the four projects (ie. Twangiza, Kamituga, Lugushwa and Namoya) from SAKIMA to four newly-created, wholly-owned DRC subsidiaries of the Company (which are named Twangiza Mining SARL, Kamituga Mining SARL, Lugushwa Mining SARL and Namoya Mining SARL), each of which owns 100% of its respective project (see item 1.2 of this AIF).

In late 2003, the Company re-opened its exploration office in the town of Bukavu in eastern DRC.

2.2  More Recent Events

2004 and 2005 Financings - In March 2004, the Company completed a Cdn$16,000,000 private placement financing. Kingsdale Capital Markets Inc. and Kingsdale Capital Partners Inc. acted as the Company's agents in connection with the financing. In July 2005, the Company completed an Cdn$18,375,000 private placement financing. RBC Capital Markets acted as the Company's agent in connection with this financing. This placement was made to an investment fund managed by Capital Research and Management Company and to institutional accounts managed by affiliates of Capital Group International, Inc. In October 2005, the Company completed a non-brokered Cdn$13,000,000 private placement financing. The subscribers in respect of this most recent financing were an investment fund managed by Actis Capital LLP and an investment fund co-managed by Actis Capital LLP and Cordiant Capital Inc.

Recruitment of Management - During 2004, the Company recruited a management team with extensive African and gold industry experience. Included in the people who joined the Company during 2004 were Peter N. Cowley as Chief Executive Officer, President and a director, Simon F.W. Village as Chairman of the Board and a director, Michael B. Skead as Exploration Manager (later promoted to Vice President, Exploration) and John A. Clarke as a director. See item 8 ("Directors and Officers") of this AIF.

Resumption of Exploration - In November 2004, the Company commenced exploration activities at the Namoya property and in January 2005 the Company commenced exploration activities at the Lugushwa property. The Company commenced the second phase of exploration at the Twangiza property in October 2005. See items 3.3.1, 3.3.2 and 3.3.3 of this AIF for a summary of the Company's exploration activities during 2005.

Stock Exchange Listings - On March 28, 2005, the Company's common shares began trading on the American Stock Exchange. On November 10, 2005, the Company's common shares began trading on the Toronto Stock Exchange (the "TSX") and ceased trading on the TSX Venture Exchange concurrent with the TSX listing. RBC Capital Markets acted as sponsor to Banro in its application for listing on the TSX.


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ITEM 3:  DESCRIPTION OF THE BUSINESS

3.1  General

The Company is a Canadian-based gold exploration company focused on the exploration and development of four major, 100% owned gold properties (the "Properties") located along the 210 kilometre-long Twangiza-Namoya gold belt in the South Kivu and Maniema Provinces of the eastern region of the Democratic Republic of the Congo (the "DRC"). These Properties are known as Twangiza, Lugushwa, Namoya and Kamituga and consist of a total of 13 exploitation permits held by four wholly-owned DRC subsidiaries of the Company. The Company has also applied for exploration permits relating to property in between the Company's four project areas.

Employees
---------

The Company and its subsidiaries have a total of 120 full-time employees (as at December 31, 2005).

3.2  Risk Factors

The exploration and development of gold properties are speculative activities that involve a high degree of financial risk. The risk factors which should be taken into account in assessing the Company's activities and an investment in its securities include, but are not necessarily limited to, those set out below. Any one or more of these risks could have a material adverse effect on the value of any investment in the Company and the business, financial position or operating results of the Company and should be taken into account in assessing the Company's activities.

The following summary, which is not exhaustive, represents some of the major risk factors that affect Banro.

Risks of Operating in the DRC

Banro's Properties are located in the east of the DRC. The assets and operations of the Company are therefore subject to various political, economic and other uncertainties, including, among other things, the risks of war and civil unrest, expropriation, nationalization, renegotiation or nullification of existing licenses, permits, approvals and contracts, taxation policies, foreign exchange and repatriation restrictions, changing political conditions, international monetary fluctuations, currency controls and foreign governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Changes, if any, in mining or investment policies or shifts in political attitude in the DRC may adversely affect Banro's operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral rights, could result in loss, reduction or expropriation of entitlements. In addition, in the event of a dispute arising from operations in the DRC, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada. The Company also may be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity. It is not possible for the Company to accurately predict such developments or changes in laws or policy or to what extent any such developments or changes may have a material adverse effect on the Company's operations.


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The DRC is a developing nation emerging from a period of civil war and conflict.
Physical and institutional infrastructure throughout the DRC is in a debilitated condition. The DRC is in transition from a largely state controlled economy to one based on free market principles, and from a non-democratic political system with a centralized ethnic power base, to one based on more democratic principles (presidential and parliamentary elections are scheduled to be held by the end of June 2006). There can be no assurance that these changes will be effected or that the achievement of these objectives will not have material adverse consequences for Banro and its operations. The east of the DRC continues to experience instability in parts of the region due to certain militia and criminal elements. While the government and United Nations forces are working to support the extension of central government authority throughout the region, there can be no assurance that such efforts will be successful.

HIV/AIDS, malaria and other diseases represent a serious threat to maintaining a skilled workforce in the mining industry in the DRC. HIV/AIDS is a major healthcare challenge faced by the Company's operations in the country. There can be no assurance that the Company will not lose members of its workforce or workforce manhours or incur increased medical costs, which may have a material adverse effect on the Company's operations.

The DRC has historically experienced relatively high rates of inflation.

Exploration and Mining Risks

All of the Company's Properties are in the exploration stage only and none of the Properties contain a known body of commercial ore. The exploration for and development of mineral deposits involves significant risks that even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenditures may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. Whether a mineral deposit, once discovered, will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Banro not receiving an adequate return on invested capital.

There is no certainty that the expenditures made by Banro towards the search for and evaluation of mineral deposits will result in discoveries that are commercially viable. In addition, assuming discovery of a commercial ore-body, depending on the type of mining operation involved, several years can elapse from the initial phase of drilling until commercial operations are commenced.

Mining operations generally involve a high degree of risk. Such operations are subject to all the hazards and risks normally encountered in the exploration for, and development and production of gold and other precious or base metals, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Milling operations are subject to hazards


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such as equipment  failure or failure of retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability.

Uncertainty in the Estimation of Mineral Resources

There is a degree of uncertainty to the calculation of mineral resources. Until mineral resources are actually mined and processed, the quantity and grade of mineral resources must be considered as estimates only. In addition, the quantity and grade of mineral resources may vary depending on, among other things, metal prices. Any material change in quantity or grade of mineral resources may affect the economic viability of the deposit. In addition, there can be no assurance that gold recoveries or other metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Uncertainty Relating to Inferred Mineral Resources

There is a risk that the inferred mineral resources cannot be converted into mineral reserves as the ability to assess geological continuity is not sufficient to demonstrate economic viability. Due to the uncertainty that may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to resources with sufficient geological continuity to constitute proven and probable mineral reserves as a result of continued exploration.

Gold Prices

The future price of gold will significantly affect the development of Banro's Properties. Gold prices are subject to significant fluctuation and are affected by a number of factors which are beyond Banro's control. Such factors include, but are not limited to, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold-producing countries throughout the world. The price of gold has fluctuated widely in recent years, and future serious price declines could cause continued development of and commercial production from Banro's mineral interests to be impracticable. Depending on the price of gold, projected cash flow from planned mining operations may not be sufficient and Banro could be forced to discontinue development and may be forced to sell its Properties. Future production from Banro's Properties is dependent on gold prices that are adequate to make these Properties economic.

No History of Mining Operations or Profitability

Banro does not have a history of mining operations, and there is no assurance that it will produce revenue, operate profitably or provide a return on investment in the future. Banro has only incurred operating losses, and the development of its Properties is at an early stage. It is therefore not possible to evaluate future prospects based on past performance. There can be no certainty that Banro will achieve or sustain profitability or achieve or sustain positive cash flow from its operating activities.

Dependence on Limited Properties

The Twangiza, Lugushwa, Namoya and Kamituga projects account for all of the Company's mineral resources. Any adverse development affecting the progress of any of these Properties may have a material adverse effect on the Company's financial performance and results of operations.


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Finance Requirements

The Company will require significant financing in order to carry out plans to develop its Properties. The Company has no revenues and is wholly reliant upon external financing to fund such plans. There can be no assurance that such financing will be available to the Company or, if it is, that it will be offered on acceptable terms. If additional financing is raised through the issuance of equity or convertible debt securities of the Company, the interests of the Company's shareholders in the net assets of the Company may be diluted. Any failure of the Company to obtain required financing on acceptable terms could have a material adverse effect on the Company's financial condition, results of operations and liquidity and require the Company to cancel or postpone planned capital investments.

Market Perception

Market perception of junior gold exploration companies such as the Company may shift such that these companies are viewed less favourably. This factor could impact the value of investors' holdings and the ability of the Company to raise further funds, which could have a material adverse effect on the Company's business, financial condition and prospects.

Uninsured Risks

Banro may become subject to liability for accidents, pollution and other hazards against which it may elect not to insure because of premium costs or for other reasons, or in amounts which exceed policy limits. Losses from these events may cause Banro to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Environmental Risks and Hazards

All phases of Banro's operations are subject to environmental regulation. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect Banro's operations. Environmental hazards may exist on the properties on which Banro holds interests which are unknown to Banro at present and which have been caused by previous owners or operators of the properties. Reclamation costs are uncertain and planned expenditures may differ from the actual expenditures required.

Government Regulation

Banro's mineral exploration and planned development activities are subject to various laws governing prospecting, mining, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. Although Banro's exploration and development activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail development.

Many of Banro's mineral rights and interests are subject to government approvals, licenses and permits. Such approvals, licenses and permits are, as a practical matter, subject to the discretion of the applicable governments or governmental officials. No assurance can be given that Banro will be successful in maintaining any or all of the various approvals, licenses and permits in full force and effect without modification or revocation. To the extent such approvals are required and not obtained, Banro may be curtailed or prohibited from continuing or proceeding with planned exploration or development of mineral properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws and regulations governing operations or more stringent implementation thereof could have a substantial adverse impact on Banro and cause increases in exploration expenses, capital expenditures or require abandonment or delays in development of mineral interests.

Infrastructure for the Projects

The Company's Properties are located in remote areas of the DRC, which lack basic infrastructure, including sources of power, water, housing, food and transport. In order to develop any of its Properties Banro will need to establish the facilities and material necessary to support operations in the remote locations in which they are situated. The remoteness of each Property will affect the potential viability of mining operations, as Banro will also need to establish substantially greater sources of power, water, physical plant and transport infrastructure than are currently present in the area. The lack of availability of such sources may adversely affect mining feasibility and will, in any event, require Banro to arrange significant financing, locate adequate supplies and obtain necessary approvals from national, provincial and regional governments, none of which can be assured.

Share Price Risk

The market price of a publicly traded stock, particularly a junior resource issuer like the Company, is affected by many variables not directly related to the success of the company, including the market for all junior resource sector shares, the breadth of the public market for the stock, and the attractiveness of alternative investments. The affect of these and other factors on the market price of common shares on the exchanges on which the Company trades suggests that the Company's shares will be volatile.

Future Sales of Common Shares by Existing Shareholders

Sales of a large number of the Company's common shares in the public markets, or the potential for such sales, could decrease the trading price of such shares and could impair Banro's ability to raise capital through future sales of common shares. Banro has previously completed private placements at prices per share which are lower than the current market price of its common shares. Accordingly, a significant number of the Company's shareholders have an investment profit in the common shares that they may seek to liquidate.

Currency Risk

The Company uses the United States dollar as its functional currency. Fluctuations in the value of the United States dollar relative to the Canadian dollar could have a material impact on the Company's consolidated financial statements by creating gains or losses. No currency hedge policies are in place or are presently contemplated.

Dependence on Management and Key Personnel

The success of the Company depends on the good faith, experience and judgment of the Company's management and advisors in supervising and providing for the effective management of the business and the operations of the Company. The Company is dependent on a relatively small number of key personnel, the loss of any one of whom could have an adverse effect on the Company. The Company currently does not have key person insurance on these individuals. The Company may need to recruit additional qualified personnel to supplement existing management and there is no assurance that the Company will be able to attract such personnel.

Competition

The natural resource industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself.

Conflict of Interest

A number of directors of the Company also serve as directors and/or officers of other companies involved in the exploration and development of natural resource properties. As a result, conflicts may arise between the obligations of these individuals to the Company and to such other companies.

3.3  Banro's Gold Properties

The Company holds, though four wholly-owned DRC subsidiaries, a 100% interest in four gold properties, which are known as Twangiza, Lugushwa, Namoya and Kamituga. These properties are comprised of a total of 13 exploitation permits and are found along the 210 kilometre-long Twangiza-Namoya gold belt in the South Kivu and Maniema Provinces of eastern DRC. These properties, totalling 2,600 square kilometres, cover all the major, historical producing areas of the gold belt, where approximately 2.4 million ounces of gold were reportedly produced in the past from alluvial and hard rock sources.

The "qualified person" (as such term is defined in NI 43-101) who oversees the Company's exploration programs is Michael B. Skead. Mr. Skead is Vice President, Exploration of Banro.

3.3.1 Twangiza
      --------

The following summary regarding the Twangiza property is derived from the 2006 Twangiza Technical Report, a copy of which can be obtained from SEDAR. The detailed disclosure in the 2006 Twangiza Technical Report is incorporated into this AIF by reference. The CME Technical Report on the Twangiza property (a copy of which can be obtained from SEDAR) is also incorporated into this AIF by reference.

The 1,164 square kilometre Twangiza property is located in the South Kivu Province of the DRC, 35 kilometres west of the Burundi border and 45 kilometres to the south southeast of the town of Bukavu. The Twangiza property consists of six exploitation permits. Banro's wholly-owned DRC subsidiary, Twangiza Mining SARL, has a 100% in the said permits.

The Twangiza property is located in the northern half of the Great Lakes sub-province of High Africa, one of the world's principal Precambrian orogenic-metallogenic provinces. Miniere des Grande Lacs ("MGL") began exploration for in-situ resources in 1957. Work followed the occurrence of alluvial gold deposits upstream from the Mwana River to the present day Twangiza deposit. MGL tested the Twangiza deposit through 8,200 metres of trenching and 12,100 metres of adits on seven levels, collecting a total of 17,400 samples. In 1996, Banro acquired control of the Twangiza property and, in the following year, undertook an exploration program of geological mapping, surveying, data verification, airborne geophysical surveying, diamond drilling and resource modeling that was completed in 1998. Work included 10,490 line kilometres of airborne geophysics, 2,161 surface samples, 1,613 adit samples from 16 adits, 8,577 drill core samples from 9,122 metres of diamond drilling and 162 density tests.

Shortly after the completion of the 1997-1998 exploration program, President Laurent D. Kabila issued presidential decrees which, among other things, effectively resulted in the expropriation of the Twangiza property from Banro (as well as the Lugushwa, Namoya and Kamituga properties). Banro initiated arbitration proceedings against the DRC government seeking compensation. In
April 2002, the DRC government signed a settlement agreement with Banro which called for, among other things, Banro to hold a 100% interest in the Twangiza property (as well as the Lugushwa, Namoya and Kamituga properties) under a revived Mining Convention that expires in March 2027 (subject to extension under the new Mining Code).

The Twangiza deposit is 800 metres long and is located at the hinge of the Twangiza Anticline. It is underlain by mudstone, siltstones and greywackes which have been intruded along bedding planes by mafic and feldspar porphyry sills. Auriferous sulphides (pyrite and arsenopyrite) occur as dissemination and vein gangue in both the sediments and the feldspar porphyry sills. Sulphide content is greatest at the axial plane of the fold as brittle deformation is greatest due to extension forces from the folding.

All fieldwork undertaken during Banro's 1997-1998 exploration program has been determined to be compliant with NI 43-101. The mineral resource study completed in 1998 was updated in April 2003 in the CME Technical Report to conform to the reporting standards of NI 43-101 and to incorporate the removal of the oxide horizon, which had occurred during the intervening period between 1998 and April 2003. The mineral resource estimates for the Twangiza property are listed in the table below utilizing a 1.0 g/t cut-off grade and cover both oxide and non-oxide material. No change has been made to the resource estimates as a result of the exploration program carried out by the Company between October and December 2005.

     Measured Mineral Resource             Indicated Mineral Resource               Inferred Mineral Resource
------------------------------------------------------------------------------------------------------------------
    Tonnes      Au g/t     Oz gold       Tonnes       Au g/t      Oz gold        Tonnes       Au g/t      Oz gold
------------------------------------------------------------------------------------------------------------------
  2,601,000      3.20      268,000     27,785,000      1.95      1,742,000     19,241,000      1.90      1,175,000

At a 0.5 g/t Au cut-off, an estimated 1,348,000 tonnes of the oxide resource (measured plus indicated) was determined to have been removed between 1998 and 2003.

Banro re-commenced exploration at Twangiza in mid-October 2005. The objectives of the current exploration program are to (a) convert the remaining inferred mineral resource as outlined in the 1997-1998 drill program into the measured and indicated mineral resource categories, and (b) define further inferred and indicated mineral resources through a program of soil geochemistry, trenching, geological mapping and drilling.

By the end of 2005,  a total of  84.92  line  kilometres  of  gridding  had been completed at Twangiza, and 1,976 soil geochemical, 482 trench, and 153 chip/channel samples had been collected. The soil geochemical program has defined a robust gold-in-soil anomaly to the immediate north of the known Twangiza deposit that is some 880 metres long and 450 metres wide. Geological mapping of trenches and artisanal workings indicate that the geological setting and controls of mineralization are the same as those of the known Twangiza deposit. In the table below, the following mineralization was intersected in the trenching program in 2005.

Significant Trench Intersections on the Twangiza Property (2005 Program)
------------------------------------------------------------------------

--------------------------------------------------------------------------------
   PROSPECT       TRENCH No.      FROM       TO         LENGTH         GRADE
--------------------------------------------------------------------------------
                                (metres)  (metres)     (metres)        (g/t)
--------------------------------------------------------------------------------
Twangiza            TWT-1         15.5      22.5         7.00          1.16
--------------------------------------------------------------------------------
                                  37.3      71.0        33.70          5.15
--------------------------------------------------------------------------------
                                  82.0      93.0        11.00          5.97
--------------------------------------------------------------------------------
                                 109.0     125.0        16.00          1.60
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Twangiza            TWT-2         52.0      62.0        10.00          2.51
--------------------------------------------------------------------------------
                                  69.6      73.0         3.40          2.00
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Twangiza            TWT-5          0.0       4.0         4.00          3.52
--------------------------------------------------------------------------------
                                  10.0      26.0        16.00          3.14
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Lukungurhi          TWT-3         11.0      17.0         6.00          1.53
--------------------------------------------------------------------------------
                                 140.0     141.8         1.80          2.47
--------------------------------------------------------------------------------
                                 146.0     154.0         8.00          1.50
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Lukungurhi          TWT-4         19.5      29.5        10.00          16.06
--------------------------------------------------------------------------------

The field exploration work undertaken at Twangiza by the Company during 2005 to date is compliant with NI 43-101.

The historical data for the Twangiza property indicates good potential for adding significant resources to the already defined multi-million ounce gold resource, associated with the Proterozoic sediments of the Kibaran Metallogenic Province ("KMP"). The gold mineralization is interpreted to be related to the same suite of intrusions responsible for the widespread Sn and W mineralization in the KMP. This class of gold deposit has been recognised in many parts of the world, and is known to have the potential for hosting world-class resources.

The sediments and the intrusive feldspar porphyry sills at the Twangiza deposit have been folded into a tight upright fold. The feldspar porphyry intrusives appear to have undergone brittle deformation prior to the mineralizing hydrothermal event, most likely when the sediments were folded. Structures and mineralized hydrothermal fluids are believed to have exploited the contact between the feldspar porphyry intrusives and sediments. The upright tightly folded anticlines have been affected by a cross-folding resulting in a dome and basin fold pattern. The Twangiza deposit is believed to represent a domal feature as mineralization appears to plunge both to the north and south.

The mineralization controls at Twangiza are interpreted to be:

     o Lithological, with the brittle and more chemically reactive feldspar porphyry intrusives hosting the majority of the mineralization. Mineralization is hosted in the sediments but to a lesser extent.
     o Folding in that the intrusives appear to have been emplaced prior to the folding event as they are folded themselves. The folding has resulted in brittle deformation of the intrusives which has resulted in a favourable plumbing system.
     o Shearing, with the contact between the sediments and intrusives being sheared resulting in favourable fluid path.

Skead recommends in the 2006 Twangiza Technical Report that the exploration program at Twangiza for 2006 should focus on the following:

     o Continuation of the soil sampling program to define extension of known mineralization as well as areas of new mineralization.
     o Diamond drilling to test soil geochemical anomalies in order to generate additional inferred mineral resources.
     o Diamond drilling to upgrade inferred mineral resources to the indicated mineral resource category.
     o Completion of a scoping study to provide preliminary indications of the economic viability of the indicated mineral resource.
     o Commencement of regional exploration elsewhere in the Twangiza project area, through the use of remote sensing, stream sediment sampling and soil geochemistry.

The budget for the Twangiza project for 2006 is approximately $4.6 million. The actual expenditures incurred at Twangiza during 2006 will be dependent on the exploration results achieved during 2006.

3.3.2 Lugushwa
      --------

The following summary regarding the Lugushwa property is derived from the 2006 Lugushwa Technical Report, a copy of which can be obtained from SEDAR. The detailed disclosure in the 2006 Lugushwa Technical Report is incorporated into this AIF by reference.

The Lugushwa property consists of three exploitation permits covering an area of 641 square kilometres and is located approximately 150 kilometres southwest of the town of Bukavu in the South Kivu Province in the east of the DRC. Banro's wholly-owned DRC subsidiary, Lugushwa Mining SARL, has a 100% interest in the said permits.

The Lugushwa area was explored and exploited for alluvial gold between 1957 and 1963. However, from 1963 to the outbreak of political unrest in 1996/7, primary gold mineralization was the main exploration and mining target. Production records are incomplete, but at least 457,000 ounces of alluvial gold were produced, with a further 10,000 ounces from primary sources.

In 1996, Banro acquired control of the Lugushwa property together with a large library of historical data relating to the property. Consolidation, computerisation and interpretation of this data were carried out for Banro by CME & Company during 1997 and 1998. SRK completed a detailed geological review in 1999, and carried out a follow-up visit in 2004, on the basis of which the following inferred mineral resource (using a 1.0 g/t Au cut-off grade) was outlined in four historical deposits:

                            Inferred Mineral Resource
                            -------------------------
                   Tonnes             Au g/t           Oz gold
                 ----------------------------------------------
                 37,000,000            2.3            2,735,000

Banro commenced an exploration program at Lugushwa in January 2005, comprising geological mapping, soil geochemistry, trenching, adit mapping, and surveying. This work has provided a clearer understanding of the mineralization style and controls and has supported the historical data. In addition, significant extensions to the known deposits have been identified by soil geochemistry and tested by trenching. This work was concentrated in the vicinity of the known deposits, within an area representing less than 3% of the total property area. Historical data and current artisanal mining activity elsewhere in the property indicate excellent potential for locating additional mineralization through the continuation of systematic exploration.

The field exploration work undertaken at Lugushwa by the Company from January 2005 to date is compliant with NI 43-101. The mineral resource estimate conforms to the reporting standards of NI 43-101.

In January 2006, Banro commenced a diamond drilling program with the objectives of (a) elevating inferred mineral resources in the known deposits to indicated mineral resource status, and (b) outlining the new mineralized zones for the calculation of additional inferred mineral resources.

The mineralization at Lugushwa is interpreted to be associated with the Sn-W bearing granites that have intruded the metasediments of the Proterozoic Kibara belt. This class of intrusion-related gold deposits has been identified in several parts of the world, and individual deposits have the potential for hosting large, multi-million ounce resources. At Lugushwa the mineralization takes the form of (a) cross-cutting auriferous quartz vein sets in several orientations, with disseminated, sulphide-associated-mineralization in the surrounding rock, and (b) discrete, locally high grade quartz veins.

The mineralization controls are interpreted to be:

     o Lithological, with less competent and more chemically reactive metapelite units interbedded with quartzites and siltstones;
     o Folding, which has probably caused bedding plane slip and bedding-parallel dilation, particularly in the axial zones of the folds; and
     o Shearing, with at least two important shear directions recognised (NNE-SSW and E-W).

Mineralization appears to be most intense where shears intersect, due to a higher density of host structures for quartz vein emplacement, and more intense fluid-wall rock interaction (and disseminated style mineralization). This setting is more conducive for the formation of bulk-mineable deposits. Outside these "intersection zones" the mineralizing fluids will tend to form more isolated and discrete veins, with less opportunity for wall-rock interaction and disseminated mineralization.

Skead recommends in the 2006 Lugushwa Technical Report that the exploration program at Lugushwa during 2006 should focus on the following:

     o    Diamond  drilling  to  upgrade  inferred  mineral   resources  to  the
          indicated mineral resource category.
     o Completion of a scoping study to provide preliminary indications of the economic viability of the indicated mineral resources.

     o Completion of sufficient drilling to enable the estimation of inferred mineral resources in the new zones of mineralization, recently identified through soil geochemistry and trenching.
     o Commencement of regional exploration elsewhere in the Lugushwa property, through the use of remote sensing, stream sediment sampling and soil geochemistry.

The budget for the Lugushwa project for 2006 is approximately $5.05 million. The actual expenditures incurred at Lugushwa during 2006 will be dependent on the exploration results achieved during 2006.

3.3.3 Namoya
      ------

The following summary regarding the Namoya property is derived from the 2006 Namoya Technical Report, a copy of which can be obtained from SEDAR. The detailed disclosure in the 2006 Namoya Technical Report is incorporated into this AIF by reference.

The Namoya property consists of one exploitation permit covering an area of 174 square kilometres and is located approximately 225 kilometres southwest of the town of Bukavu in Maniema Province in the east of the DRC. Namoya Mining SARL, which is wholly-owned by Banro, has a 100% interest in the said permit. The Namoya property comprises five separate ore bodies: Mwendamboko and Muviringu to the northwest, Kakula in the center and Namoya Summit and Filon B to the southeast.

Alluvial deposits of gold were first discovered at Namoya in 1930 and mined between 1931 and 1947. Primary gold was also discovered during this period and underground mining commenced on the Filon B deposit in 1947. Further discoveries of primary gold mineralization were made at Mwendamboko, Kakula, Namoya Summit and Muviringu where selective mining was carried out. The majority of this mining was based on small scale underground development along specific mineralized quartz veins or "stockwork" zones. During the 1950s a small open pit was established on the summit of Mwendamboko. Mining ceased in 1961, although there remained substantial un-mined resources in the various deposits plus several other untested mineralized targets. Limited regional and strike exploration appears to have been conducted since 1961.

The main host rock unit of the mineralized zone at Namoya is a fine to very fine-grained chlorite schist with associated albite, quartz, sericite and calcite. Quartz veins and quartz "stockworks" cross-cut the majority of the host sediments. The quartz systems host the primary gold mineralization. The distribution of the quartz vein system is controlled by a northwest-southeast oriented shear zone which controls the distribution of the various deposits along this corridor.

The Company's exploration program at Namoya commenced in November 2004 and included gridding, soil sampling, adit and trench sampling, detailed and regional scale mapping and drilling. A detailed adit sampling and mapping programme was initiated in early 2005 in order to (a) covert a significant portion of the resource from the inferred to the indicated mineral resource category, (b) gain an understanding on the controls and distribution of gold minerlization, and (3) confirm the historical assay data. Over 40% of the historical adits and trenches were re-sampled and mapped. Comparison between historical and modern analytical results has shown that there is little variability and no evidence of bias between the two data sets. Diamond drilling has also confirmed the width and tenor of mineralization intersected in both trenches and adits. Detailed mapping has greatly improved the understanding on the controls of mineralization.

The adit sampling program was successful in upgrading 436,000 ounces of gold (4,560,400 tonnes grading 2.97 g/t Au) from the inferred mineral resource category to the indicated mineral resource category. The current mineral resource estimates for Namoya, using a 1.0 g/t cut-off grade, is summarised in the table below. These estimates are conservative due to the methodology employed in estimating the volume and grade of the depleted Mwendamboko high-grade material. The indicated mineral resource estimate compares well with the previous inferred mineral resource estimates undertaken by independent geological consultants, SRK (as set out in the SRK Technical Report), and gives a clear scope and direction to the project.

                Indicated Mineral Resource                                 Inferred Mineral Resource
       -------------------------------------------------------------------------------------------------------
         Tonnes              Au g/t           Oz gold               Tonnes            Au g/t           Oz gold
       -------------------------------------------------------------------------------------------------------
       4,560,400              2.97            436,000             7,818,700            2.61            657,000

The field exploration work undertaken at Namoya by the Company from November 2004 to date is compliant with NI 43-101. The mineral resource estimates conform to the reporting standards of NI 43-101.

Much of the work carried out by Banro and proposed to be carried out by Banro at Namoya is based on historical data that has been verified by recent re-sampling and mapping activities. Data quality and data reliability issues have been studied, with no evidence of bias between the historical data and the modern sampling and laboratory methods. In particular, the accuracy and precision of the assay data has been studied in detail and independent check analysis have been undertaken. Sampling procedure and laboratory results have been checked. In principle, the adit re-sampling program has provided assay results that are more reliable and has therefore provided increased confidence and solid back-up to the thicknesses and grades of intersections used for the current mineral resource estimates. In addition, independent geological consultants, SRK, who undertook the previous resource determinations for Namoya, has reviewed the re-sampling and quality control procedures and concurs with Banro's findings.

A phase II exploration program of detailed and regional geological mapping, rock sampling, soil and topographic surveys, as well as diamond drilling, is currently underway at Namoya. The current drill program objective at Namoya is to complete resource drilling on the most advanced prospects of Mwendamboko, Kakula and Namoya Summit. On completion of the first phase of resource drilling, exploration drilling is planned to commence in the second quarter of 2006 on those targets generated from the on-going regional exploration program.

The budget for the Namoya project for 2006 is approximately $5.54 million. The actual expenditures incurred at Namoya during 2006 will be dependent on the exploration results achieved during 2006.

3.3.4 Kamituga
      --------

The following provides a summary regarding the Kamituga property. Additional information relating to the Kamituga property is contained in the SRK Technical Report, which is incorporated into this AIF by reference. A copy of the SRK Technical Report can be obtained from SEDAR.

The Kamituga property consists of three exploitation permits covering an area of 649 square kilometres and is located approximately 100 kilometres southwest of the town of Bukavu in the South Kivu Province in the east of the DRC. Banro's wholly-owned DRC subsidiary, Kamituga Mining SARL, has a 100% interest in the said permits. Kamituga is the most mature of the Company's four properties, having previously been the site of major alluvial and underground mining operations.

Gold was first reported in the Kamituga region during the early 1920s with the discovery of alluvial gold in the Luliaba, Mobale, Kahushimira, Kamakundu and Idoka rivers. Commercial alluvial mining commenced in 1924. Exploration during the 1930s also led to the discovery of numerous high grade quartz veins with hard rock mining commencing in 1937 at the Mobale underground operation. At the closure of the Kamituga operations in 1996, approximately 1.5 million ounces of gold had been produced from alluvial and hard rock mining.

SRK noted in the SRK Technical Report: "...there is much evidence to support the wide scale occurrence of gold mineralization. Most of the work to date has been confined to the area surrounding the Mobale Mine and very little appears to have been conducted throughout the remaining area of the concession."

In the SRK Technical Report, SRK outlined the following mineral resource estimate for Kamituga, using a 1.0 g/t cut-off grade and based on polygonal methods using historical assay results from underground and surface channel sampling:

                Inferred Mineral Resource
                -------------------------
        Tonnes             Au g/t           Oz gold
       --------------------------------------------
       7,260,000             3.9            915,000

Mineralisation at Kamituga is hosted within quartz veins containing gold either present as free native gold or associated with sulphides, particularly arsenopyrite. Veins are present in zones along slippage planes parallel to the schistosity or at fold axes resulting from dextral movement of blocks along east-west fault planes due to the intrusion of a deep seated granitoid body. Late stage brittle shear has caused local offset of the vein system up to several tens of metres.

No exploration was conducted at Kamituga during 2005. Banro is proposing to commence exploration activities at Kamituga during the second quarter of 2006, such activities to consist of reviewing and assessing the historical data, gridding, geological mapping, soil, trench and adit sampling. Exploration will focus on the disseminated, wall rock mineralization that may have been neglected in the past by previous mining activities when the focus was on high grade, quartz veins and stockworks. No drilling has been budgeted during 2006 although this may change depending on results.

The budget for the Kamituga project for 2006 is approximately $1.45 million. The actual expenditures incurred at Kamituga during 2006 will be dependent on the exploration results achieved during 2006.

ITEM 4:  DIVIDENDS

Subject to the requirements of the CBCA, there are no restrictions in the Company's articles or by-law that would restrict or prevent the Company from paying dividends. However, the Company has not paid any dividend or made any other distribution in respect of its outstanding shares and management does not anticipate that the Company will pay dividends or make any other distribution in respect on its shares in the foreseeable future. The Company's board of directors, from time to time, and on the basis of any earnings and the Company's financial requirements or any other relevant factor, will determine the future dividend policy of the Company with respect to its shares.

ITEM 5:  DESCRIPTION OF CAPITAL STRUCTURE

5.1  Authorized Share Capital

The Company's authorized share capital consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series, of which 33,931,188 common shares and no preference shares were issued and outstanding as of the date of this AIF. The following is a summary of the material provisions attaching to the common shares and preference shares.

Common Shares

The holders of the common shares are entitled to receive notice of and to attend all meetings of the shareholders of the Company and shall have one vote for each common share held at all meetings of the shareholders of the Company, except for meetings at which only holders of another specified class or series of shares are entitled to vote separately as a class or series. Subject to the prior rights of the holders of the preference shares or any other shares ranking senior to the common shares, the holders of the common shares are entitled to
(a) receive any dividends as and when declared by the board of directors, out of the assets of the Company properly applicable to the payment of dividends, in such amount and in such form as the board of directors may from time to time determine, and (b) receive the remaining property of the Company in the event of any liquidation, dissolution or winding-up of the Company.

Preference Shares

The board of directors of the Company may issue the preferences shares at any time and from time to time in one or more series, each series of which shall have the designations, rights, privileges, restrictions and conditions fixed by the directors. The preference shares of each series shall rank on a parity with the preference shares of every other series, and shall be entitled to priority over the common shares and any other shares of the Company ranking junior to the preference shares, with respect to priority in the payment of dividends and the return of capital and the distribution of assets of the Company in the event of the liquidation, dissolution or winding-up of the Company.

5.2  Shareholder Rights Plan

Effective April 29, 2005, the board of directors of the Company (the "Board") adopted a Shareholder Rights Plan (the "Rights Plan"). The Rights Plan was implemented by way of a shareholder rights plan agreement (the "Rights Plan Agreement") dated as of April 29, 2005 between the Company and Equity Transfer Services Inc., as rights agent. The Rights Plan Agreement was approved by shareholders of the Company at the annual and special meeting of shareholders held on June 29, 2005.

The objectives of the Rights Plan are to ensure, to the extent possible, that all shareholders of the Company are treated equally and fairly in connection with any take-over bid for the Company. The Rights Plan discourages discriminatory, coercive or unfair take-overs of the Company and gives the Company's Board time if, in the circumstances, the Board determines it is appropriate to take such time, to pursue alternatives to maximize shareholder value in the event an unsolicited take-over bid is made for all or a portion of the outstanding common shares of the Company (the "Common Shares").

The Rights Plan discourages coercive hostile take-over bids by creating the potential that any Common Shares which may be acquired or held by such a bidder will be significantly diluted. The potential for significant dilution to the holdings of such a bidder can occur as the Rights Plan provides that all holders of Common Shares who are not related to the bidder will be entitled to exercise rights ("Rights") issued to them under the Rights Plan and to acquire Common Shares at a substantial discount to prevailing market prices. The bidder or the persons related to the bidder will not be entitled to exercise any Rights under the Rights Plan. Accordingly, the Rights Plan will encourage potential bidders to make take-over bids by means of a "Permitted Bid" (as such term is defined in the Rights Plan Agreement) or to approach the Board to negotiate a mutually acceptable transaction. The Permitted Bid provisions of the Rights Plan are designed to ensure that in any take-over bid for outstanding Common Shares all shareholders are treated equally and are given adequate time to properly assess such take-over bid on a fully-informed basis.

The Board authorized the issuance of one Right in respect of each Common Share outstanding at the close of business on April 29, 2005 (the "Record Time"). In addition, the Board authorized the issuance of one Right in respect of each additional Common Share issued after the Record Time. The Rights trade with and are represented by the Company's Common Share certificates, including certificates issued prior to the Record Time. Until such time as the Rights separate from the Common Shares and become exercisable, Rights certificates will not be distributed to shareholders. At any time prior to the Rights becoming exercisable, the Board may waive the operation of the Rights Plan with respect to certain events before they occur. The issuance of the Rights is not dilutive until the Rights separate from the underlying Common Shares and become exercisable or until the exercise of the Rights.

A copy of the Rights Plan Agreement can be obtained from SEDAR at www.sedar.com. Reference is made to the Rights Plan Agreement for additional information with respect to the Rights Plan.

ITEM 6:  MARKET FOR SECURITIES

The Company's common shares are listed for trading on the Toronto Stock Exchange (the "TSX") and on the American Stock Exchange, in each case under the symbol "BAA". The Company's common shares commenced trading on the American Stock Exchange on March 28, 2005 and commenced trading on the TSX on November 10, 2005. Prior to November 10, 2005, such shares traded on the TSX Venture Exchange.

The following table sets forth the high, low and closing sale prices and volume of trading of the Company's common shares for the months indicated, as reported by the TSX Venture Exchange (until November 9, 2005) and by the TSX (after November 9, 2005).

            Month       High           Low           Close            Volume
            -----       ----           ---           -----            ------
                       (Cdn$)         (Cdn$)        (Cdn$)             (#)
2006
March (to March 24)     12.99         12.00          12.56               644,448
February                13.00         10.25          12.50             2,731,932
January                 11.25          9.65          10.81               791,381
2005
December                10.00          9.35           9.85               897,689
November                 9.62          8.06           9.40             1,195,016
October                  9.00          8.05           8.50               341,536
September                9.00          6.45           8.70               828,049
August                   7.05          6.50           6.50               769,046
July                     6.75          3.80           6.75             3,180,255
June                     4.00          3.50           4.00                56,804

            Month       High           Low           Close            Volume
            -----       ----           ---           -----            ------
                       (Cdn$)         (Cdn$)        (Cdn$)             (#)

May                      5.00          3.80           3.93               349,344
April                    5.22          4.85           5.00               658,701
March                    5.05          4.40           4.90               950,971
February                 4.70          4.40           4.65               156,664
January                  5.00          4.45           4.65               237,225

The closing price of the common shares of the Company on March 29, 2006 was Cdn$12.89 per share, as reported by the TSX.

ITEM 7:  ESCROWED SECURITIES

To the knowledge of the Company, no securities of the Company are held in escrow.

ITEM 8:  DIRECTORS AND OFFICERS

8.1  Name, Occupation and Security Holding

The following table sets forth, as of the date hereof, the name and municipality of residence of each director and officer of the Company, as well as such individual's current position(s) with the Company, principal occupation(s) during the past five years and period of service as a director (if applicable). Each director will hold office until the close of the next annual meeting of shareholders of the Company unless his office is earlier vacated in accordance with the by-law of the Company.

 Name, Municipality of
 Residence and Current
 Position(s) with Banro         Principal Occupation(s) During the Past Five Years               Director Since
 ----------------------         --------------------------------------------------               --------------

John A. Clarke(1) (2)           President of Nevsun Resources Ltd. (a mineral exploration        February 3, 2004
West Vancouver, British         and development company).
Columbia, Canada
Director

Peter N. Cowley                 President of the Company since June 2004; Managing  Director     January 13, 2004
Surrey, United Kingdom          (Ashanti Exploration) of Ashanti Goldfields Company Limited
Chief Executive Officer,        (a gold mining company) until May 2004.
President and a director

Arnold T. Kondrat               Executive  Vice  President  of the  Company,  Executive  Vice    May 3, 1994
Toronto, Ontario, Canada        President of BRC Diamond  Corporation (a diamond  exploration
Executive Vice President and    company)   and   Chairman  of  the  Board  of  Nevada   Bob's
a director                      International Inc. (an international franchisor).

 Name, Municipality of
 Residence and Current
 Position(s) with Banro         Principal Occupation(s) During the Past Five Years               Director Since
 ----------------------         --------------------------------------------------               --------------

Richard J. Lachcik(1)           Partner of Macleod Dixon LLP (a law firm).                       August 23, 1996
Oakville, Ontario, Canada
Director

Bernard R. van Rooyen(1)(2)     Deputy Chairman of Mvelaphanda  Resources  Limited (a company    June 16, 1997
Johannesburg, South Africa      which holds major  interests  in public  gold,  platinum  and
Director                        diamond  mining  companies  ) from  March  2004  to  present;
                                President of the Company from  November 1996 to January 2001;
                                director of various private and public  companies  engaged in mining.

Simon F.W. Village              Chairman of the Board of the  Company  since  November  2004;    March 8, 2004
Kent, United Kingdom            Managing  Director,  Gold Investment  Services,  of the World
Chairman of the Board of        Gold Council (an  international  marketing  organization  for
Directors and a director        the gold  industry  formed and funded by the world's  leading gold mining  companies)  from September 2002 to October 2004;
                                Managing  Director in charge of the South African  securities business of HSBC (James  Capel) (an  investment  dealer) from
                                September 2000 to September 2002.

Geoffrey G. Farr                Partner of Macleod Dixon LLP (a law firm).                       Not applicable
Toronto, Ontario, Canada
Secretary

Martin D. Jones                 Vice  President,  Corporate  Development of the Company since    Not applicable
Toronto, Ontario, Canada        October 2004;  prior  thereto,  Vice  President  with Advance
Vice President, Corporate       Planning/MS&L (a public relations firm).
Development

Donat K. Madilo                 Treasurer   of  the   Company,   Treasurer   of  BRC  Diamond    Not applicable
Mississauga, Ontario, Canada    Corporation (a diamond exploration  company) and Treasurer of
Treasurer                       Nevada   Bob's    International    Inc.   (an   international
                                franchisor).

J. Gregory Short                Self-employed Chartered Accountant.                              Not applicable
Aurora, Ontario, Canada
Chief Financial Officer

Michael B. Skead                Vice  President,  Exploration  of the  Company  since  August    Not applicable
Rondebosch, South Africa        2005;  exploration  manager for the Company  from May 2004 to
Vice President, Exploration     August  2005;  prior to May  2004,  self-employed  geological consultant.

-----------------

(1) Member of the audit committee of the board of directors of the Company (the "Audit Committee").

(2) Member of the compensation committee of the board of directors of the Company.

(3)  Macleod Dixon LLP acts as counsel to the Company.

As of the date hereof, the directors and officers of the Company as a group beneficially own, directly or indirectly, or exercise control or direction over, 2,820,862 common shares of the Company, representing 8.31% of the issued and outstanding common shares of the Company as of the date hereof.

8.2  Corporate Cease Trade Orders or Bankruptcies

No director or officer of Banro, or a shareholder holding a sufficient number of securities of Banro to affect materially the control of Banro, is, or within the 10 years before the date of this AIF has been, a director or officer of any company that, while that person was acting in that capacity,

     (a) was the subject of a cease trade or similar order, or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

     (b) was subject to an event that resulted, after the director or officer ceased to be a director or officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

     (c) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, save as described below.

As a result of not filing its audited financial statements for the year ended December 31, 2004 by the filing deadline, Mediterranean Resources Ltd. (which was then named Mediterranean Minerals Corp.) ("Mediterranean") was made subject to an issuer cease trade order issued by the British Columbia, Alberta and Ontario Securities Commissions which was revoked on August 17, 2005 (following the filing of the required records). Mr. John A. Clarke, a director of the Company, is a director of Mediterranean and was a director of Mediterranean during the time the said cease trade order was in effect.

8.3  Personal Bankruptcies

No director or officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, or a personal holding company of any such persons has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer, shareholder or personal holding company.

8.4  Penalties or Sanctions

No director or officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has

     (a) been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

     (b) been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

8.5  Conflicts of Interest

To the best of the Company's knowledge, there are no existing or potential material conflicts of interest between the Company or a subsidiary of the Company and a director or officer of the Company or a subsidiary of the Company.

ITEM 9:  AUDIT COMMITTEE INFORMATION

The Audit Committee's Charter

The text of the Audit  Committee's  charter is  attached to this AIF as Schedule
"A".

Composition of the Audit Committee

The members of the Audit Committee are as follows: John A. Clarke, Richard J. Lachcik and Bernard R. van Rooyen. Each such member is "financially literate" within the meaning of Multilateral Instrument 52-110 - Audit Committees ("MI 52-110"). Each of Mr. Clarke and Mr. van Rooyen is "independent" within the meaning of MI 52-110 and Mr. Lachcik is not "independent" within the meaning of MI 52-110.

Relevant Education and Experience of Audit Committee Members

The following is a description of the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member:

John A. Clarke
--------------

From 1997 to present, Mr. Clarke has been President and Chief Executive Officer of Nevsun Resources Ltd., a mineral exploration and development company which is listed on the Toronto Stock Exchange and the American Stock Exchange.

From 1988 to 1993, Mr. Clarke was with Ashanti Goldfields Company Limited ("Ashanti") engaged as a General Manager in a range of roles, including strategic planning, mine production and the technical/administrative support of mining operations. From 1993 to 1997, Mr. Clarke was an Executive Director of Ashanti and was in charge of business development, including company strategic planning, Africa-wide exploration programs, and the acquisition of listed companies. His roles with Ashanti required experience and understanding of all of the issues required in assessing/analyzing and preparing technical and financial plans and statements for mining and exploration operations.

Mr. Clarke holds a Masters of Business Administration from Middlesex Polytechnic (now Middlesex University). This degree included in-depth courses in accounting principles, standards and practices.

Richard J. Lachcik
------------------

Mr. Lachcik has been practising corporate and securities law in Toronto for over 22 years, and has extensive experience in representing public companies. Mr. Lachcik has been a member of the board of directors of many junior mineral exploration companies such as Banro, and been a member of the audit committee of several of these companies.

Bernard R. van Rooyen
---------------------

From 1980 to 1990, Mr. van Rooyen was Executive Director, Corporate Finance and Non-Technical Services to Gold Fields of South Africa Limited, an international mining company listed in Johannesburg, New York, London and various European Exchanges. He was responsible for, among other things, the entire financial system from financial accounts through management accounts, cost control and management information to the treasury.

From 1998 to 2005, Mr. van Rooyen served as a non-executive director on the audit committee of Gold Fields Limited, an international gold producer with a market capitalization of approximately US$10 billion and the successor to Gold Fields of South Africa Limited. Gold Fields Limited is listed in Johannesburg, New York, London and Frankfurt.

Mr. van Rooyen is currently a non-executive member of the audit committees of Trans Hex Group, a producer and marketer of diamonds listed on the JSE Securities Exchange.

Mr. van Rooyen was President of the Company from November 1996 to January 2001.

Reliance on Certain Exemptions

At no time since the commencement of the year ended December 31, 2005 has the Company relied on an exemption in section 2.4 of MI 52-110 (De Minimis Non-audit Services), section 3.2 of MI 52-110 (Initial Public Offerings), section 3.3(2) of MI 52-110 (Controlled Companies), section 3.4 of MI 52-110 (Events Outside Control of Member), section 3.5 of MI 52-110 (Death, Disability or Resignation of Audit Committee Member) or section 3.6 of MI 52-110 (Temporary Exemption for Limited and Exceptional Circumstances), on an exemption from MI 52-110, in whole or in part, granted under Part 8 of MI 52-110 (Exemptions) or on section 3.8 of MI 52-110 (Acquisition of Financial Literacy).

Audit Committee Oversight

At no time since the commencement of the Company's financial year ended December 31, 2005 was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the board of directors of the Company.

Pre-Approval Policies and Procedures

The Audit Committee has not adopted specific policies or procedures for the engagement of non-audit services.

External Auditors Service Fees

The following summarizes the total fees billed by BDO Dunwoody LLP, the external auditors of the Corporation, for the financial years of the Company ended December 31, 2005 and December 30, 2004:

                                              2005             2004
                                              ----             ----

          Audit Fees                         $58,850           $50,290
          Audit-Related Fees                     Nil            $3,210(1)
          Tax Fees                               Nil               Nil
          All Other Fees                     $10,079(2)         $5,136(3)

--------------------

(1)  The  services   comprising  these  fees  related  to  a  reconciliation  of
     differences   between  Canadian  and  United  States   generally   accepted
     accounting principles.

(2) The services comprising these fees related to services carried out in connection with the Company's applications to list its common shares on the American Stock Exchange and on the Toronto Stock Exchange.

(3) The services comprising these fees related to services carried out in connection with the Company's application to list its common shares on the American Stock Exchange.

ITEM 10:  PROMOTERS

No person or company has been, within the three most recently completed financial years or during the current financial year, a "promoter" (as such term is defined under applicable Canadian securities laws) of the Company.

ITEM 11: LEGAL PROCEEDINGS

There  are  currently  no  legal  proceedings   involving  the  Company  or  its
properties, and the Company knows of no such proceedings currently contemplated.

ITEM 12: INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director or officer of the Company or person or company beneficially owning, directly or indirectly, or exercising control or direction over, more than 10% of the outstanding common shares of the Company, or any of their respective associates or affiliates, had or has any material interest, directly or indirectly, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or would materially affect the Company.

ITEM 13: TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Company's common shares is Equity Transfer Services Inc. at its office in Toronto, Ontario.

ITEM 14: MATERIAL CONTRACTS

The following are the only material contracts, other than contracts entered into in the ordinary course of business, which have been entered into by Banro within the most recently completed fiscal year or before the most recently completed fiscal year but are still in effect:

     1. the Mining Convention (as amended in connection with the Settlement Agreement) dated February 13, 1997 among the DRC government, SOMINKI and the Company (see item 2.1 of this AIF);

     2. the Settlement Agreement dated April 18, 2002 between the DRC government and the Company (see item 2.1 of this AIF); and

     3. the Rights Plan Agreement dated as of April 29, 2005 between the Company and Equity Transfer Services Inc., as rights agent (see item
          5.2 of this AIF).

ITEM 15: INTERESTS OF EXPERTS

15.1 Names of Experts

The following have prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing, made by the Company under National Instrument 51-102 during, or relating, to the financial year of the Company ended December 31, 2005:

     (a) BDO Dunwoody LLP, Chartered Accountants, who provide the auditors' report accompanying the Company's annual consolidated financial statements (BDO Dunwoody LLP has confirmed to the Company its independence);

     (b) Michael B. Skead, who is Vice President, Exploration of the Company and the "qualified person" (as such term is defined in NI 43-101) for the purpose of each of the 2006 Twangiza Technical Report, the 2006 Lugushwa Technical Report and the 2006 Namoya Technical Report;

     (c) Martin F. Pittuck and A. Gareth O'Donovan, who are the "qualified persons" (as such term is defined in NI 43-101) for the purpose of the SRK Technical Report; and

     (d) Christopher O. Naas, who is the "qualified person" (as such term is defined in NI 43-101) for the purpose of the CME Technical Report.

15.2 Interests of Experts

To the knowledge of the Company, none of the above-mentioned individuals beneficially owns, directly or indirectly, or exercises control or direction over, 1% or more of the outstanding common shares of the Company. Mr. Skead currently holds 150,000 stock options of the Company granted pursuant to the Company's stock option plan.

ITEM 16: ADDITIONAL INFORMATION

Additional information concerning the Company may be found on SEDAR at www.sedar.com. Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities and securities authorized for issuance under equity compensation plans, is contained in the Company's information circular for its most recent annual meeting of shareholders that involved the election of directors. Additional financial information is contained in the Company's audited consolidated financial statements and management's discussion and analysis for the year ended December 31, 2005.

                                  Schedule "A"

                                Banro Corporation

                               Terms of Reference
                    Audit Committee of the Board of Directors
                                Banro Corporation

                                November 23, 2004
--------------------------------------------------------------------------------

Mandate
-------

A.   Role and Objectives
     -------------------

     The Audit Committee (the "Committee") is a committee of the Board of Directors (the "Board") of Banro Corporation ("Banro") established for the purpose of overseeing the accounting and financial reporting process of Banro and external audits of the consolidated financial statements of Banro. In connection therewith, the Committee assists the Board in fulfilling its oversight responsibilities in relation to Banro's internal accounting standards and practices, financial information, accounting systems and procedures, financial reporting and statements and the nature and scope of the annual external audit. The Committee also recommends for Board approval Banro's audited annual consolidated financial statements and other mandatory financial disclosure.

     Banro's external auditor is accountable to the Board and the Committee as representatives of shareholders of Banro. The Committee shall be directly responsible for overseeing the relationship of the external auditor. The Committee shall have such access to the external auditor as it considers necessary or desirable in order to perform its duties and responsibilities. The external auditor shall report directly to the Committee.

     The objectives of the Committee are as follows:

     1. to be satisfied with the credibility and integrity of financial reports;

     2. to support the Board in meeting its oversight responsibilities in respect of the preparation and disclosure of financial reporting, including the consolidated financial statements of Banro;

     3. to facilitate communication between the Board and the external auditor and to receive all reports of the external auditor directly from the external auditor;

     4.   to  be  satisfied  with  the  external   auditor's   independence  and
          objectivity; and

     5. to strengthen the role of independent directors by facilitating in-depth discussions between members of the Committee, management and Banro's external auditor.

B.   Composition
     -----------

     1. The Committee shall comprise at least 3 directors, none of whom shall be an officer or employee of Banro or any of its subsidiaries or any affiliate thereof. Each Committee member shall satisfy the independence, financial literacy and experience requirements of applicable securities laws, rules or guidelines, any applicable stock exchange requirements or guidelines and any other applicable regulatory rules. In particular, each member of the Committee shall have no direct or indirect material relationship with Banro or any affiliate thereof which could reasonably interfere with the exercise of the member's independent judgment. Determinations as to whether a particular director satisfies the requirements for membership on the Committee shall be made by the full Board.

     2. Members of the Committee shall be appointed by the Board. Each member shall serve until his successor is appointed, unless he shall resign or be removed by the Board or he shall otherwise cease to be a director of Banro.

     3. The Chair of the Committee may be designated by the Board or, if it does not do so, the members of the Committee may elect a Chair by vote of a majority of the full Committee membership. The Committee Chair shall satisfy the independence, financial literacy and experience requirements (as described above).

     4. The Committee shall have access to such officers and employees of Banro and to such information respecting Banro as it considers to be necessary or advisable in order to perform its duties and responsibilities.

C.   Meetings
     --------

     1. At all meetings of the Committee, every question shall be decided by a majority of the votes cast. In case of an equality of votes, the matter will be referred to the Board for decision.

     2. A quorum for meetings of the Committee shall be a majority of its members.

     3. Meetings of the Committee shall be scheduled at least quarterly and at such other times during each year as it deems appropriate. Minutes of all meetings of the Committee shall be taken. The Chief Financial Officer shall attend meetings of the Committee, unless otherwise excused from all or part of any such meeting by the Committee Chair. The Chair of the Committee shall hold in camera sessions of the Committee, without management present, at every meeting.

     4. The Committee shall report the results of meetings and reviews undertaken and any associated recommendations to the Board.

     5. The Committee shall meet periodically with Banro's external auditor (in connection with the preparation of the annual consolidated financial statements and otherwise as the Committee may determine), part or all of each such meeting to be in the absence of management.

Responsibilities
----------------

     As discussed above, the Committee is established to assist the Board in fulfilling its oversight responsibilities with respect to the accounting and financial reporting processes of Banro and external audits of Banro's consolidated financial statements. In that regard, the Committee shall:

     1. satisfy itself on behalf of the Board with respect to Banro's internal control systems including identifying, monitoring and mitigating business risks as well as compliance with legal, ethical and regulatory requirements. The Committee shall also review with management, the external auditor and, if necessary, legal counsel, any litigation, claim or other contingency (including tax assessments) that could have a material effect on the financial position or operating results of Banro (on a consolidated basis), and the manner in which these matters may be, or have been, disclosed in the financial statements;

     2. review with management and the external auditor the annual consolidated financial statements of Banro, the reports of the external auditor thereon and related financial reporting, including Management's Discussion and Analysis and any earnings press releases, (collectively, "Annual Financial Disclosure") prior to their submission to the Board for approval. This process should include, but not be limited to:

          (a)  reviewing   changes  in  accounting   principles,   or  in  their
               application, which may have a material impact on the current or future year's financial statements;

          (b)  reviewing significant accruals, reserves or other estimates;

          (c)  reviewing   accounting  treatment  of  unusual  or  non-recurring
               transactions;

          (d)  reviewing adequacy of reclamation fund;

          (e)  reviewing    disclosure    requirements   for   commitments   and
               contingencies;

          (f) reviewing financial statements and all items raised by the external auditor, whether or not included in the financial statements; and

          (g) reviewing unresolved differences between Banro and the external auditor.

          Following such review, the Committee shall recommend to the Board for approval all Annual Financial Disclosure;

     3. review with management all interim consolidated financial statements of Banro and related financial reporting, including Management's Discussion and Analysis and any earnings press releases, (collectively "Quarterly Financial Disclosure") and, if thought fit, approve all Quarterly Financial Disclosure;

     4. be satisfied that adequate procedures are in place for the review of Banro's public disclosure of financial information extracted or derived from Banro's financial statements, other than Annual Financial Disclosure or Quarterly Financial Disclosure, and shall periodically assess the adequacy of those procedures;

     5. review with management and recommend to the Board for approval, any financial statements of Banro which have not previously been approved by the Board and which are to be included in a prospectus of Banro;

     6. review with management and recommend to the Board for approval, Banro's Annual Information Form;

     7.   with respect to the external auditor:

          (a) receive all reports of the external auditor directly from the external auditor;

          (b)  discuss with the external auditor:

               (i)  critical accounting policies;

               (ii) alternative  treatments of financial information within GAAP discussed with management (including the ramifications thereof and the treatment preferred by the external auditor); and

               (iii) other material,  written  communication  between management and the external auditor;

          (c) consider and make a recommendation to the Board as to the appointment or re-appointment of the external auditor, being satisfied that such auditor is a participant in good standing pursuant to applicable securities laws;

          (d) review the terms of engagement of the external auditor, including the appropriateness and reasonableness of the auditor's fees and make a recommendation to the Board as to the compensation of the external auditor;

          (e) when there is to be a replacement of the external auditor, review with management the reasons for such replacement and the information to be included in any required notice to securities regulators and recommend to the Board for approval the replacement of the external auditor along with the content of any such notice;

          (f)  oversee the work of the external  auditor in performing its audit
               or  review   services   and   oversee  the   resolution   of  any
               disagreements between management and the external auditor;

          (g) review and discuss with the external auditor all significant relationships that the external auditor and its affiliates have with Banro and its affiliates in order to determine the external auditor's independence, including, without limitation:

               (i) requesting, receiving and reviewing, on a periodic basis, written or oral information from the external auditor delineating all relationships that may reasonably be thought to bear on the independence of the external auditor with respect to Banro;

               (ii) discussing   with  the   external   auditor  any   disclosed
                    relationships or services that the external auditor believes may affect the objectivity and independence of the external auditor; and

               (iii) recommending  that the  Board  take  appropriate  action in response to the external auditor's information to satisfy itself of the external auditor's independence;

          (h) as may be required by applicable securities laws, rules and guidelines, either:

               (i) pre-approve all non-audit services to be provided by the external auditor to Banro (and its subsidiaries, if any), or, in the case of de minimus non-audit services, approve such non-audit services prior to the completion of the audit; or

               (ii) adopt specific policies and procedures for the engagement of the external auditor for the purposes of the provision of non-audit services;

          (i) review and approve the hiring policies of Banro regarding partners, employees and former partners and employees of the present and former external auditor of Banro;

     8.   (a)  establish procedures for:

               (i) the receipt, retention and treatment of complaints received by Banro regarding accounting, internal accounting controls or auditing matters; and

               (ii) the confidential, anonymous submission by employees of Banro of concerns regarding questionable accounting or auditing matters; and

          (b) review with the external auditor its assessment of the internal controls of Banro, its written reports containing recommendations for improvement, and Banro's response and follow-up to any identified weaknesses;

     9. with respect to risk management, be satisfied that Banro has implemented appropriate systems of internal control over financial reporting (and review senior management's assessment thereof) to ensure compliance with any applicable legal and regulatory requirements;

     10. review annually with management and the external auditor and report to the Board on insurable risks and insurance coverage; and

     11. engage independent counsel and other advisors as it determines necessary to carry out its duties and set and pay the compensation for any such advisors.